KH 3/5

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

SECU SION

13010734

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2012__ AND ENDING __DECEMBER 31, 2012__

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP CAPITAL SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1428 BRICKELL AVENUE, SUITE 600

(No. and Street)

MIAMI   FLORIDA   33131

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES MITCHELL McINNIS   (305) 702-5525

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

(Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI   FLORIDA   33144

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

02
3/20/13

OATH OR AFFIRMATION

I, __CHARLES MITCHELL McMINNIS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CP CAPITAL SECURITIES, INC._____ , as of __DECEMBER 31_____ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

RACHELLE HAIDAR
Notary Public - State of Florida
My Comm. Expires Oct 30, 2016
Commission # EE 047960

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
N☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Accountant's Report in Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

CP CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of C P Capital Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of C P Capital Securities, Inc. (a Florida Corporation) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C P Capital Securities, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 14, 2013

CP CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash in Bank	$ 84,186	
Due From Clearing Broker	238,205	
Prepaid Income Taxes	15,914	
Prepaid Expenses and Other Assets	16,059	
Total Current Assets		$ 354,364
PROPERTY AND EQUIPMENT, At Cost		
Net of Accumulated Depreciation of $43,932		23,042
TOTAL ASSETS		$ 377,406

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Vendors and Others	$ 46,985	
Accrued Salaries, Commissions, and Other		
Expenses	50,317	
Total Current Liabilities		$ 97,302
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value;		
Authorized - 1,000 Shares; Issued -		
120 Shares	$ 8,200	
Additional Paid-in Capital	297,273	
Retained Earnings (Deficit)	(25,369)	
Total Stockholders' Equity		280,104
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 377,406

The accompanying notes are an integral part of these financial statements.

CP CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		$ 3,119,973
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 2,228,779	
Clearance, Quotation, and Communication Costs	215,692	
Occupancy and Other Rentals	114,446	
Taxes, Other Than Income Taxes	594	
Depreiation Expense	8,269	
Interest Expense	3,972	
Other Operating Expenses	421,525	
Total Operating Expenses		2,993,277
PROFIT BEFORE CORPORATE INCOME TAXES		$ 126,696
CORPORATE INCOME TAX		47,262
NET PROFIT BEFORE CORPORATE INCOME TAX CREDIT		$ 79,434
CORPORATE INCOME TAX CREDIT, DUE TO AVAILABILITY OF NET OPERATING LOSSES		16,176
NET PROFIT		$ 95,610

The accompanying notes are an integral part of these financial statements.

CP CAPITAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2012	120	$ 8,200	$ 264,273	$ (120,979)	$ 151,494
Capital Contribution	-	-	33,000	-	33,000
Net Profit for the Period	-	-	-	95,610	95,610
Balance - December 31, 2012	120	$ 8,200	$ 297,273	$ (25,369)	$ 280,104

The accompanying notes are an integral part of these financial statements.

CP CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES		
Net Profit	$ 95,610	
Adjustments to Reconcile Net Profit to Net		
Cash Used in Operating Activities:		
Depreciation	8,269	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable From Clearing Broker	(204,975)	
Decrease in Accounts Receivable From Customer	88,842	
(Increase) in Prepaid Income Taxes	(15,914)	
(Increase) in Prepaid Expenses and Other Assets	(10,042)	
(Decrease) in Accounts Payable to Vendors and Others	(14,012)	
(Decrease) in Accrued Salaries, Commissions and Other		
Expenses	(103,105)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (155,327)
FINANCING ACTIVITIES		
Repayment of Loan Receivable From Affiliate	$ 17,000	
Capital Contribution	33,000	
Repayment of Note Receivable from Employee	76,371	
NET CASH PROVIDED BY FINANCING ACTIVITIES		126,371
(DECREASE) IN CASH		$ (28,956)
CASH AT BEGINNING OF YEAR		113,142
CASH AT END OF YEAR		$ 84,186
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 3,972
Income Taxes Paid		$ 47,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Texas on February 28, 1984, for the purpose of selling investment products and securities and other services related to investment advisement, money management, and other business services. On June 7, 2001, the name was changed from U.S. Eagle Securities, Inc. to CP Capital Securities, Inc. and simultaneously the Company was reincorporated in Florida. The Company was previously owned by C.P. Capital Group, LLC , but as of December 31, 2012, the ownership of the Company was transferred to the owners of C.P. Capital Group, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis, however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

The Company does not own any restricted or investment securities at December 31, 2012.

Depreciation - Depreciation is provided using accelerated and straight-line methods of depreciation with estimated lives of five to seven years.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held in two accounts at one commercial bank.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue and Expense Recognition - Commission income and expense from customer transactions are recorded on a trade-date basis.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through February 14, 2013, which is the date the financial statements were issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2012, the Company's "Net Capital" was in excess of its minimum requirement.

NOTE 4 - COMMITMENTS

On January 1, 2011, the Company entered into a sublease agreement with an affiliated entity to rent its office space based upon the affiliate's lease obligation to its lessor. This sublease agreement is on a month to month basis. Rental expense for the year ended December 31, 2012, including parking was $ 114,446. In addition, the Company entered into a management agreement on February 1, 2012 with this same affiliate to pay a monthly management fee of $10,000. This management agreement is on a month to month basis.

Certain quotation services and equipment are being provided under agreements that can be terminated by either party with 60 days notice.

NOTE 5 - INCOME TAXES

The provision for corporate income taxes for the year ended December 31, 2012 is as follows:

Federal	$	40,216
State		7,046
Less: Corporate Income Taxes Not Payable Due to the Availability of Tax Loss Carryforwards		(16,176)
Net Corporate Income Tax Provision	$	31,086

The Federal and State income tax returns of the Company for 2009 through 2011 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 6 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 14, 2013) there have been no subsequent events which need to be disclosed in the accompanying financial statements.

CP CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 7 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2012
is as follows:

Commissions	$ 2,820,451
Trading Profit	279,522
Investment Banking	20,000
	$ 3,119,973

NOTE 8 - NOTE RECEIVABLE FROM EMPLOYEE

During the year ended December 31, 2011, the Company advanced $ 76,371 to an
employee, who is also the majority owner of the Company. This advance was in
form of an unsecured note bearing interest at the rate of .83% per annum, which
was the then current rate of a five (5) year Treasury note. This note was repaid during the
year ended December 31, 2012.



SUPPLEMENTARY INFORMATION

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

NET CAPITAL

Total Stockholder's Equity			$ 280,104
Add: Liabilities Subordinated to Claims of General Creditors			-
Total Capital and Allowable Subordinated Loans			$ 280,104
Less: Non-Allowable Assets and Other Deductions:			
1. Net Property and Equipment		$ 23,042	
2. Prepaid Expenses and Other Assets		31,973	55,015
Net Capital Before Haircuts on Security Positions			$ 225,089

Haircuts on Securities, Computed, where Applicable,
Pursuant to 15c3-1(f), including Blockage:

1. Trading and Investment Securities:			
a. Exempted Securities		$ -	
b. Debt Securities		-	
c. Other Securities		2,467	
d. Undue Concentration		-	2,467
Net Capital			$ 222,622

NOTE - There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report Form X-17A-5, Part IIA filing and the audited annual report.

CP CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:

Accounts Payable - Vendors and Others	$ 46,985	
Accrued Salaries, Commissions, and Other Expenses	50,317	
Total Aggregate Indebtedness		$ 97,302

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 6,487
Minimum Net Capital Requirement	$ 5,000
Excess in Net Capital (Net Capital Less Net Capital Required)	$ 216,135
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 212,892
Percentage of Aggregate Indebtedness to Net Capital	43.71%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

CP CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

CP CAPITAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
of CP Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules
of CP Capital Securities, Inc. (the Company), as of and for the year ended December 31, 2012,
in accordance with auditing standards generally accepted in the United States of America,
we considered the Company's internal control over financial reporting as a basis for designing
our auditing procedures for the purpose of expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgements by management are required
to assess the expected benefits and related costs of controls and of the practices
and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the SEC's previously mentioned
objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable but not absolute assurance that assets for
which the Company has responsibility are safeguarded against loss from unauthorized
use or disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements
in conformity with United States generally accepted accounting principles. Rule 17a-5(g)
lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures
referred to above, error or fraud may occur and not be detected. Also, projection of any
evaluation of them to future periods is subject to the risk that they may become inadequate
because of changes in conditions or that the effectiveness of their design and operation
may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow
management or employees, in the normal course of performing their assigned functions,
to prevent, or detect and correct misstatements on a timely basis. A significant deficiency
is a deficiency, or a combination of deficiencies, in internal control that is less severe than a
material weakness, yet important enough to merit attention by those charged with
governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control,
such that there is a reasonable possibility that a material misstatement of the Company's
financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 14, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
of CP Capital Securities, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to
the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2012,
which were agreed to by CP Capital Securities, Inc. and the Securities and Exchange Commission,
Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities,
solely to assist you and the other specified parties in evaluating CP Capital Securities, Inc.'s
compliance with the applicable instructions of the General Assessment Reconciliation
(Form SIPC-7). CP Capital Securities, Inc.'s management is responsible for the CP Capital
Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement
was conducted in compliance with those requirements. This agreed-upon procedures engagement
was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the
responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which
this report has been requested or for any other purpose. The procedures we performed and
our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective
cash disbursement records entries, including cash disbursement journals and
copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year
ended December 31, 2012 as applicable, with the amounts reported in Form
SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting
schedules and working papers, including interim profit and loss statements
and interim unaudited Company prepared focus reports, noting no differences.

CP Capital Securities, Inc.
Page Two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7
and in the related schedules and working papers, including Company prepared
unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which
would be the expression of an opinion on compliance. Accordingly, we do not express
such an opinion. Had we performed additional procedures, other matters might have
come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed
above and is not intended to be and should not be used by anyone other then these
specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 14, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
037309   FINRA   DEC
CP CAPITAL SECURITIES INC      15*15
1428 BRICKELL AVE STE 600
MIAMI FL 33131-3435
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Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GEORGE TEN POW

(305) 702-5525

2. A. General Assessment (item 2e from page 2) — $ *7,048*

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (*1,624*)

   08-20-2012
   Date Paid

   C. Less prior overpayment applied — (_____)

   D. Assessment balance due or (overpayment) — *5,424*

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — _____

   F. Total assessment balance and interest due (or overpayment carried forward) — $ *5,424*

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ *5,424.—*

   H. Overpayment carried forward — $(*—*)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

C. P. CAPITAL SECURITIES, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the *14* day of *FEBRUARY* 20 *13* .

C.F.O &FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,119,973

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 3,119,973

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 35,334

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 146,421

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

ADMIN FEES — 9,655

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,972

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 109,549

Enter the greater of line (i) or (ii) — 109,549

Total deductions — 300,959

2d. SIPC Net Operating Revenues — $ 2,819,014

2e. General Assessment @ .0025 — $ 7,048

(to page 1, line 2.A.)